FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

September 26, 2005

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is September 26, 2005.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer announces the signing of a letter of intent with the Province of Salta, Argentina.

Item 5.	Full Description of Material Change

The Issuer announces  the signing of a letter of intent to form a partnership within 30 days with the Province of Salta, Argentina.  The signing ceremony was held on Thursday, September 22, 2005 in the City of Salta in the presence of Governor Juan Carlos Romero, Henk Van Alphen and several distinguished ministers of the Province of Salta.

The purpose of the partnership is to facilitate the acquisition of exploration and mining projects in Argentina with a focus on the Province of Salta.  The Province of Salta will have a 51% interest and Wealth a 49% interest.  The partnership gives Wealth 100% interest in the exploration and exploitation rights and in return the Province will receive a Net Profit Interest (NPI) which will be negotiated on a per project basis.

The philosophy behind the association is to give Wealth, as a partner, a local supportive government, to have greater access to projects, to facilitate the exploration and exploitation of the resources that Argentina has to offer and, most importantly, share the benefits with local communities.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Gary Freeman – Vice President

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

September 26, 2005